May 26, 2010

VIA EDGAR SUBMISSION

Max A. Webb

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, DC 20549-3561

Re:	General Motors Company
Registration Statement on Form 10
Filed April 7, 2010
File No. 000-53930

Form 10-K for the fiscal year ended December 31, 2009
Filed April 7, 2010
File No. 333-160471

Motors Liquidation Company
Current Report on Form 8-K
Filed April 6, 2010
File No. 001-00043

Dear Mr. Webb:

Reference is hereby made to that letter of even date herewith submitted by William L. Tolbert, Jr. of Jenner & Block LLP to you in response to the comment letter dated April 30, 2010 that General Motors Company (the “Company”) received from the Staff of the United States Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings.

In connection with the responses contained within Mr. Tolbert’s letter to your comments, we hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings.

Very truly yours,

/s/ Nick S. Cyprus

Nick S. Cyprus

Vice President, Chief Accounting Officer and Controller

May 26, 2010	Jenner & Block LLP 1099 New York Avenue, NW Suite 900 Washington, DC 20001 Tel 202-639-6000 www.jenner.com	Chicago Los Angeles New York Washington, DC

VIA EDGAR SUBMISSION Max A. Webb Assistant Director Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, NE Washington, DC 20549-3561	William L. Tolbert, Jr. Tel 202 639-6038 Fax 202 661-4986 wtolbert@jenner.com

Re:	General Motors Company
Registration Statement on Form 10
Filed April 7, 2010
File No. 000-53930

Form 10-K for the fiscal year ended December 31, 2009
Filed April 7, 2010
File No. 333-160471

Motors Liquidation Company
Current Report on Form 8-K
Filed April 6, 2010
File No. 001-00043

Dear Mr. Webb:

On behalf of General Motors Company (the Company or GM), we respectfully submit the following responses to the comment letter dated April 30, 2010 that the Company received from the Staff of the United States Securities and Exchange Commission (the Staff) regarding the Company’s above-referenced filings.

The Company’s responses below correspond to the captions and numbers of the Staff’s comments (which are reproduced below in bold).

For your convenience, the Company is delivering to you copies of certain of its SEC filings specifically referenced in the Company’s responses below, with the relevant new disclosures highlighted for your ease of review.

Comment:

Form 10

General

1.	Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments.

Max A. Webb, Esq.

May 26, 2010

Response:

The Company notes the Staff’s comment and understands that the registration statement will automatically become effective sixty days after filing at which time the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934 (the Exchange Act).

Form 10-K

Comment:

Item 1A. Risk Factors, page 22

2.	In future filings, please delete the last two sentences of the introductory language. Only material risks should be referenced in this section.

Response:

The Company has not included these last two sentences in its introductory language to the “Risk Factors” section of the Quarterly Report on Form 10-Q for the three months ended March 31, 2010 (see page 85 thereof) and will not include these last two sentences of the introductory language in future filings that contain risk factors.

Comment:

3.	In future filings, please add a risk factor discussing risks associated with technical defaults or breach of financial ratio covenants in certain loan facilities. We note your disclosure on page 94.

Response:

The Company has added a risk factor discussing risks associated with technical defaults or breach of financial ratio covenants in certain loan facilities to its Quarterly Report on Form 10-Q for the three months ended March 31, 2010 (see page 87 thereof).

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 87

Comment:

4.	In the table on page 89, you show no VEBA assets at December 31, 2009. However, the accompanying disclosure states that you transferred all of the remaining VEBA assets after December 31, 2009, which implies that you still held the VEBA assets, but did not consolidate them, at December 31, 2009. If so, please explain to us your basis in the accounting literature for not consolidating the VEBA assets at December 31, 2009.

Max A. Webb, Esq.

May 26, 2010

Response:

As more fully discussed below, the Company did not consolidate the assets held in the Internal VEBA at December 31, 2009 because the Company did not believe it had a controlling financial interest in the Internal VEBA, or over its assets, as the term controlling financial interest is defined in ASC 810, Consolidation (formerly FAS 94). Furthermore, the Company believes that including these assets on GM’s balance sheet with an offsetting liability would not be a meaningful or representationally faithful presentation to financial statement users.

Under the Revised UAW Retiree Settlement Agreement (the Revised Settlement Agreement) that the Company executed with the International Union, United Automobile Aerospace and Agricultural Implement Workers of America (UAW) on July 10, 2009, a new retiree plan (the New Plan) was established that would be funded by a new independent Voluntary Employee Beneficiary Association Trust (the New VEBA). The New Plan and the New VEBA are responsible for all UAW retiree healthcare claims incurred by the covered group (as defined in the Revised Settlement Agreement) after December 31, 2009 (the Implementation Date). After the Implementation Date, the Company’s sole remaining obligation was to pay the remaining liabilities for claims for covered retirees incurred before January 1, 2010, and the Company had no obligation to pay any health care claims for covered retirees incurred after the Implementation Date.

To effect the settlement of the UAW Hourly Medical Plan and Mitigation Plan (the Old Plan), the Company was obligated under the Revised Settlement Agreement to issue or transfer, as the case may be, the following to the New VEBA:

•	Shares of GM common stock, Series A cumulative perpetual preferred stock and warrants to purchase GM common stock valued at $10 billion at December 31, 2009;

•	A note payable of $2.5 billion (implied annual interest rate of 9%);

•	Cash of $94 million; and

•	Assets held in the Company’s Internal VEBA (a separate legal entity), valued at $12.6 billion at December 31, 2009.

The GM securities (including the note payable) were issued to the New VEBA on the date the Company consummated the 363 Sale (July 10, 2009). The transfer of the Internal VEBA’s assets to the New VEBA were to have been made within 10 business days of the Implementation Date and the Company’s obligations to the New Plan and the New VEBA could not be altered without consent from both the Company and the UAW and the terms were binding on all parties as of the Implementation Date. At the request of the New Plan, GM transferred the assets of the Internal VEBA after December 31, 2009. Specifically, legal title to the assets transferred on 12:01 a.m. on January 1, 2010 and the New VEBA obtained physical custody of the assets on January 4, 2010.

Consistent with the 2008 pre-clearance discussions between the SEC Staff and General Motors Corporation, the predecessor to the Company solely for accounting and financial reporting purposes, (Old GM), the Company accounted for the Revised Settlement Agreement as a termination and settlement of the Old Plan on the Implementation Date (in accordance with ASC 715, Compensation-Retirement Benefits (formerly FAS 106)), which was the date the New Plan assumed primary responsibility for payment of the postretirement benefit obligation and the Company was relieved of not only significant risk related to the Old Plan, but also its obligation to pay health care claims incurred after December 31, 2009. The Revised Settlement Agreement required that no UAW-related amounts, including investment returns, could be withdrawn by the Company from the Internal VEBA, other than for the purpose of the transfer of assets to the New VEBA.

Prior to the settlement of the Old Plan, the assets of the Internal VEBA were plan assets of the Old Plan. The Company followed the accounting of ASC 715 and did not consolidate the Internal VEBA, its assets, or any other asset that met the definition of a “plan asset” under ASC 715 for any of the Company’s ASC 715 employee benefit plans. Instead, the Company’s consolidated financial statements recognized the net funded status of the employee benefit plan.

Max A. Webb, Esq.

May 26, 2010

With respect to the Old Plan, given that it was terminated and settled on December 31, 2009 and that the Company sponsored employee benefit plan no longer existed as of that date, the assets of the Internal VEBA no longer met the definition of a plan asset under ASC 715 for any existing Company sponsored plan. Therefore, the net reporting under ASC 715 no longer applied 1, and the Internal VEBA (as a separate legal entity) and/or its assets that the Company was contractually obligated to transfer to the New VEBA needed to be evaluated for consolidation. The Company evaluated the Internal VEBA and its assets under both a variable interest model under the Variable Interest Entities (VIE) Subsections of ASC 810, Consolidation (VIE Subsections of ASC 810 (formerly FIN 46(R)), and a voting interest model (as defined in ASC 810-10-15-8 (formerly FAS 94)).

The assets held by the Internal VEBA were not assets available to the creditors or shareholders of the Company after the Implementation Date. Contractually, the Company was obligated to cause the Internal VEBA to transfer the assets to the New VEBA within 10 business days of the Implementation Date. The Company did not have the right to mortgage or pledge the assets, or use them for any purpose, which are typically rights that indicate control under ASC 810-10-15-8. Further, The Company could not use the assets to pay retiree health care claims that were incurred before January 1, 2010. In substance, the assets held by the Internal VEBA were segregated and restricted on the Implementation Date and available only to the New Plan to pay benefits.

However, the Company did have the right to appoint the Trustees of the Internal VEBA and absent an exemption, the Internal VEBA would need to be evaluated for consolidation under ASC 810. The Company’s evaluation started with the VIE Subsections of ASC 810. From a GM perspective, the Company believed the Internal VEBA no longer met the scope exemption of ASC 810-10-15-12(a) 2 and never met the scope exemption of ASC 810-10-15-17(a) 3 as of December 31, 2009. While the Internal VEBA has historically been scoped out of ASC 810, after the Old Plan was terminated a literal read of ASC 810-10-15-12(a) indicated that the exemption related to employee benefit plans was not applicable. The Company understands that some professionals may view the accounting literature to be unclear and the conclusion that the Internal VEBA failed both the above mentioned scope exceptions as open to professional judgment. The Company nevertheless evaluated it for consolidation assuming that it was a VIE and concluded that the Company would not be the primary beneficiary. On and after the Implementation Date, the New Plan and the New VEBA were absorbing virtually all of the Internal VEBA’s expected losses and residual profits.

The Company also evaluated the Internal VEBA under a voting interest model, as defined in ASC 810-10-15-8. As discussed above, the Company had the right to appoint the Trustees of the Internal VEBA. In this evaluation, the Company concluded that the Company’s role with the Internal VEBA and its existing governance structure after the Company was contractually obligated to cause it to transfer its assets to the New

[1]

Had we concluded that ASC 715 applied, we would have had to assert we continued to have a plan under ASC 715 where the fair value of the plan assets equaled the Internal VEBA's obligations to pay health care claims through the New VEBA. This view is inconsistent with settlement accounting.

[2]

ASC 810-10-15-12(a) indicates that an employer shall not consolidate an employee benefit plan subject to the provisions of FASB Statements No.87, Employers’ Accounting for Pensions, No.106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, and No.112, Employers’ Accounting for Postemployment Benefits. After the settlement of the Old Plan, the Internal VEBA was not accounted for under any of these Standards.

[3]	The Internal VEBA does not appear to meet the definition of a not-for-profit entity, nor would it appear to be an investment company carried at fair value.

Max A. Webb, Esq.

May 26, 2010

VEBA should be evaluated for consolidation in a manner similar to evaluating a limited partnership in which important general partner actions must be approved by the limited partners (ASC 810-20-25 (formerly EITF 04-05)). The rights of the Trustees and the Company were limited and subject to the substantive participating rights held by the New Plan and New VEBA. On the Implementation Date, the Company did not have the right to control the Internal VEBA, as the Company could not direct the use of the Internal VEBA’s assets, nor did it have control over the investment activities of the assets. Therefore, it was not appropriate for the Company to consolidate the Internal VEBA under a voting interest model.

The Company also considered what presentation would be most meaningful and most representationally faithful to financial statement users. Presenting the Internal VEBA’s assets and corresponding liability to transfer those assets to the New VEBA on a gross basis, knowing that title to the assets transferred at 12:01 a.m. on January 1, 2010, and the New VEBA obtained physical custody of the assets on the first business day after the Implementation Date, did not appear to provide any informational usefulness. This is especially true given that the Internal VEBA has never been presented as an asset in the financial statements, the situation arose as part of the process of effecting the settlement, and the assets were transferred on the first business day after the Implementation Date.

For the reasons discussed above, the Company concluded it was not appropriate to consolidate the Internal VEBA trust at December 31, 2009.

The Company will clarify in future filings that the assets of the Internal VEBA are not consolidated by GM after the settlement of the Old Plan.

Comment:

5.	With respect to the table on page 93, please revise to clarify and explain the information presented. In this regard, we note that you have presented a table summarizing your available liquidity on page 88, and you have discussed changes in your available liquidity on page 89. However, on page 93, you have presented a table with different terminology and there is no associated discussion. Also, the term “net asset” may be confusingly similar to a term often used when referring to stockholders’ equity.

Response:

The Company proposes to provide additional disclosure to the following effect in future filings, and has included additional disclosure to such effect in its Quarterly Report on Form 10-Q for the three months ended March 31, 2010 (see page 77 thereof):

Management believes the use of net liquid assets (debt) provides meaningful supplemental information regarding our liquidity. Accordingly, we believe net liquid assets (debt) is useful in allowing for greater transparency of supplemental information used by management in its financial and operational decision making to assist in identifying resources available to meet cash requirements. Our calculation of net liquid assets (debt) may not be completely comparable to similarly titled measures of other companies due to potential differences between companies in the method of calculation. As a result, the use of net liquid assets (debt) has limitations and should not be considered in isolation from, or as a substitute for, other measures such as Cash and cash equivalents and Debt. Due to these limitations, net liquid assets (debt) is used as a supplement to U. S. GAAP measures.

Max A. Webb, Esq.

May 26, 2010

The following table summarizes net liquid assets (dollars in millions):

	Successor
	March 31, 2010	December 31, 2009
Cash and cash equivalents	$23,310	$22,679
Marketable securities	153	134
UST Credit Agreement and Canadian HCT escrow accounts	12,272	13,430

Total liquid assets	35,735	36,243
Short-term debt and current portion of long-term debt	(8,773)	(10,221)
Long-term debt	(5,401)	(5,562)

Net liquid assets	$21,561	$20,460

Total liquid asset balances exceeded our debt balances by $21.6 billion at March 31, 2010. This balance represented an increase of $1.1 billion in the net liquid asset balance in the three months ended March 31, 2010. The change was due to an increase of $0.7 billion in Cash and cash equivalents (as previously discussed) and Marketable securities and a decrease of $1.6 billion in Short-term and Long-term debt, partially offset by a reduction of $1.2 billion in the UST Credit Agreement escrow balance. The decrease in Short-term and Long-term debt primarily related to: (1) payment on the UST Loans of $1.0 billion; (2) payment on the Canadian Loan of $0.2 billion; and (3) repayment in full of the loans related to the Receivables Program of $0.2 billion.

Notes to Consolidated Financial Statements

Note 2. Chapter 11 Proceedings and the 363 Sale, page 128

Comment:

6.	You state that application of fresh-start reporting resulted in the recognition of goodwill. In addition, you state that you recorded valuation allowances against certain of your deferred tax assets, which also resulted in goodwill. In this regard, we note the disclosure on page 110 that concluding that a valuation allowance is not required is difficult when there is significant negative evidence that is objective and verifiable, such as cumulative losses in recent years, and that you utilize and Old GM utilized a rolling three years of actual and current year anticipated results as the primary measure of cumulative losses in recent years. However, your disclosure at the beginning of Note 2 summarizes the significant cost reduction and restructuring actions contemplated by the Revised Viability Plan, which actions appear to provide significant positive evidence regarding your ability to realize a greater portion of your deferred tax assets. Also, in 2008, Old GM concluded there was substantial doubt related to its ability to continue as a going concern. According to the disclosure on page 110, your liquidity concerns were resolved in connection with the Chapter 11 Proceedings and the 363 Sale. This would appear to provide additional positive evidence regarding your ability to realize a greater portion of your deferred tax assets. It is unclear to us how you considered these positive factors when determining the amount of the valuation allowances against certain of your deferred tax assets, and thus the amount of goodwill, recorded in connection with your application of fresh-start reporting. In your response, please specifically address why the negative evidence outweighed the positive evidence in light of the substantial changes being made to your operations. In addition to your response, please expand and clarify your disclosure with respect to the amount of deferred tax assets (net of valuation allowances) recorded in your application of fresh-start reporting, as well as the propriety of continuing Old GM’s policy of utilizing a rolling three years of actual and current year anticipated results as the primary measure of cumulative losses in recent years even though your operations and those of Old GM appear to lack comparability.

Max A. Webb, Esq.

May 26, 2010

Response:

Deferred Tax Assets

As part of the application of fresh-start reporting, the Company adopted the Old GM methodology of evaluating the realizability of deferred tax assets as disclosed in its Annual Report on Form 10-K for the year ended December 31, 2009 (Critical Accounting Estimates – Deferred Tax Assets section, Page 110). Specifically, the methodology considers all evidence and does not have bright line measures or rules that automatically trigger a valuation allowance establishment or reversal. The Company considers historical operating results (including their source and consistency), the availability of tax planning strategies, carryforward periods, and other factors, including the Company’s expectations of future taxable income. The methodology is consistent with ASC 740, Income Taxes (formerly FAS 109), and it is difficult to conclude a valuation allowance is not needed when there is negative evidence such as cumulative pre-tax operating losses in recent years, and the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative the evidence that exists, the more objective and verifiable the positive evidence needs to be to overcome the negative evidence. Accordingly, the Company gives more weight to items that are objectively verifiable (such as three years of cumulative pre-tax operating losses) than to items that are more subjective (such as projections of pre-tax operating income).

GM is a new company, and its ability to achieve future profitability was enhanced by the cost and liability reductions that occurred as a result of the Chapter 11 Proceedings and 363 Sale. However, Old GM’s historic operating results remain relevant as they are reflective of the industry and the effect of economic conditions. The fundamental businesses and inherent risks in which GM globally operates did not change from those in which Old GM operated. The global economy remains uncertain, as it has for several years, with tight credit markets, increased unemployment and depressed housing prices, all of which may cause consumers to delay their purchases of new vehicles. The industry in which GM operates is marked by an extremely high degree of competition, rapid and unproven technological developments such as electric vehicles, changing and volatile customer preferences, changing and increasingly stringent regulatory requirements, and other similar uncertainties, such as the price of oil. As the industry experienced during 2008, sudden increases in and volatility of the price of oil severely depressed vehicle sales, and many industry participants incurred steep losses, including Old GM.

The Chapter 11 Proceedings and the 363 Sale are favorable steps towards achieving sustained profitability, but the planned restructuring activities continue, are incomplete and the ultimate outcome is uncertain for the following reasons, among others:

•

Old GM had anticipated a dramatic reduction in the number of its dealers in the United States, to approximately 3,600 to 4,000 in the long-term. However, in December 2009 legislation was signed which gave dealers access to an arbitration process, and over 1,100 dealers have filed for the arbitration process. At this point it is difficult for the Company to predict how many dealers will ultimately remain in the network, the cost of restructuring the dealer network, or the related cost savings.

•

The business plan contemplates the successful restructurings of the European operations, which have commenced. However, such restructurings require negotiations with various employee groups regarding separation, retirement and other benefits and success is not assured.

Risk and uncertainty are inherent in such restructuring activities. To provide an illustration, Old GM’s restructuring activities, which commenced in 2005 and continued for several years, included the closure or idling of various facilities worldwide, the elimination of shifts, termination or early retirement for tens of thousands of employees, and reduction of benefits, yet were insufficient to return Old GM to profitability. This indicates that the success of the Company’s restructuring activities is not assured.

Max A. Webb, Esq.

May 26, 2010

As such, and as noted above, due to the inherent uncertainty, planned restructuring activities do not provide adequate positive evidence the Company will generate future taxable income and cannot provide such evidence until they have been successfully executed.

The Company believes Old GM’s historic pre-tax operating results remain an objective and verifiable measure of GM’s ability to generate future taxable income, as it is reflective of industry and economic conditions as well as the uncertainty inherent in restructuring activities.

The Company believes its methodology is consistent with ASC 740 regarding realization of its deferred tax assets. In addition, the methodology is supported by the following available research materials and guidance:

Ernst & Young Financial Reporting Developments, Accounting for Income Taxes, Revised December 2009

T606.1.2 Emergence from bankruptcy

Several questions have arisen regarding the cumulative loss considerations for an entity that emerges from bankruptcy and applies fresh start accounting pursuant to ASC 852. Generally, we have found that entities emerging from bankruptcy had experienced significant financial and operating difficulty immediately prior to bankruptcy. While the company may have realized substantial improvements in operating results while subject to the bankruptcy court oversight, had certain costs not been set aside during bankruptcy, most companies would have continued to experience losses. As such, the weight of the significant negative evidence of prior losses and the bankruptcy itself must be considered with the other positive and negative evidence available from the four sources of taxable income before concluding on the realizability of the deferred tax assets.

PricewaterhouseCoopers 2009 Edition of “Guide to Accounting for Income Taxes”

Section 5.3.1 on pages 5-16 and 5-17 discusses valuation allowances and evaluating the effect of a restructuring and states, in part: “An enterprise with significant negative evidence, such as a history of recent losses, normally will find it very difficult to demonstrate that even an implemented exit plan provides sufficient objective evidence that the enterprise will be restored to profitability, prior to the time that it actually becomes profitable.”

The Company considered, evaluated and weighed positive and negative evidence (including significant, recent changes in circumstances) in the assessment of the need for valuation allowances against deferred tax assets at the 363 Sale date (July 10, 2009), and again at September 30, 2009 and December 31, 2009.

At the 363 Sale date, as identified in Note 2, page 138, an evaluation of positive and negative evidence led to a determination that it was more likely than not, in certain jurisdictions, deferred tax assets would be realized. This determination resulted in the reversal of certain valuation allowances totaling $751 million. Jurisdictions and specifics on valuation allowance reversals are detailed under “Old GM Valuation Allowance Reversals” in Note 22, pages 237 and 238. Strong positive evidence in support of valuation allowance reversal included:

•

Resolution of the U.S. parent company liquidity concerns as a result of the Chapter 11 Proceedings and the 363 Sale which led to the Company’s independent registered public accountants not including a going concern opinion as of December 31, 2009 (in contrast to the fact that Old GM’s independent registered public accountants had included a going concern opinion as of December 31, 2008); and

•	Actual and near-term forecasted pre-tax operating income.

Max A. Webb, Esq.

May 26, 2010

At the 363 Sale date, an evaluation of positive and negative evidence (primarily historic pre-tax operating losses) led to a determination that it was less likely than not, in certain jurisdictions, deferred tax assets would be realized. In addition to the historic pre-tax operating losses, as of July 10, 2009, the Company was projecting near-term U.S. pre-tax operating losses and, in fact, reported a substantial pre-tax operating loss for the period July 10, 2009 through December 31, 2009, which is summarized in the table below. Therefore, the valuation allowances in these jurisdictions (primarily the U.S., Canada, Germany, Korea and Spain) were retained. These conditions continued to exist through the periods ended September 30, 2009 and December 31, 2009.

The following table summarizes U. S. Loss from continuing operations before income taxes and equity income (dollars in millions):

	Successor	Predecessor
	July 10, 2009 Through December 31, 2009	January 1, 2009 Through July 9, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
U.S. income (loss)	$(6,647)	$105,420	$(26,742)	$(9,448)
Less Reorganization gains, net	—	(120,560)	—	—

U.S. Loss from continuing operations before income taxes and equity income	$(6,647)	$(15,140)	$(26,742)	$(9,448)

The Company acknowledges that the projections used to establish the fair value of the Company’s equity for purposes of fresh-start reporting on July 10, 2009 suggest significant profitability in the long-term, and that the opening equity balance at that date is based on those projections. Similarly, the Company updated those projections during the three months ended December 31, 2009 for purposes of testing goodwill for possible impairment, and those projections continue to reflect significant profitability in the long-term, although the projections used at July 10, 2009 and December 31, 2009 reflected losses in the near-term. However, there remains considerable uncertainty about whether the Company will be able to achieve significant profitability. This is consistent with the approximate 23 percent weighted average cost of capital used in the valuation as of July 10, 2009. These areas of U.S. GAAP require the Company to make its best estimate of future events, and the accounting in these areas reflects the Company’s best estimates. However, ASC 740 provides a different standard than a best estimate, in that it requires that more reliance be placed on objective and verifiable evidence.

Max A. Webb, Esq.

May 26, 2010

The deferred tax summary table below identifies the global deferred tax movement recorded related to the reorganization and the application of fresh-start reporting included in the consolidated balance sheet in Note 2, page 137 (dollars in millions).

Net global deferred tax asset/(liability)- July 9, 2009 - before reorganization items and fresh- start reporting	$(396)
Reorganization adjustment:
Valuation allowance reversal	751
Fresh-start reporting adjustments:
Net increase to deferred tax assets as a result of fresh-start reporting (asset and liability basis changes) – non-valuation allowance jurisdictions	140
Deferred tax liabilities recorded as a result of fresh-start reporting that are not available to offset deferred tax assets – valuation allowance jurisdictions	(444)

Net global deferred tax asset/(liability) – July 10, 2009 – after reorganization and fresh-start reporting	$51

In the process of responding to this comment, the Company has also given consideration to additional disclosures that it believes would further enhance an investor’s understanding of the circumstances that may cause the Company to reduce its valuation allowance in future periods, as well as the effect of changes in the valuation allowance on GM’s financial position and results of operations in future periods. The Company included the following disclosure in its Quarterly Report on Form 10-Q for the three months ended March 31, 2010 (see pages 81-82 thereof):

Deferred Taxes

We establish and Old GM established valuation allowances for deferred tax assets based on a more likely than not threshold. The ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction. We consider and Old GM considered the following possible sources of taxable income when assessing the realization of deferred tax assets:

•	Future reversals of existing taxable temporary differences;

•	Future taxable income exclusive of reversing temporary differences and carryforwards;

•	Taxable income in prior carryback years; and

•	Tax-planning strategies.

The assessment regarding whether a valuation allowance is required or should be adjusted also considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, our and Old GM’s experience with tax attributes expiring unused and tax planning alternatives. In making such judgments, significant weight is given to evidence that can be objectively verified.

Concluding that a valuation allowance is not required is difficult when there is significant negative evidence that is objective and verifiable, such as cumulative losses in recent years. Although we are a new company, and our ability to achieve future profitability was enhanced by the cost and liability reductions that occurred as a result of the Chapter 11 Proceedings and 363 Sale, Old GM’s historic operating results remain relevant as they are reflective of the industry and the effect of economic conditions. The fundamental businesses and inherent risks in which we globally operate did not change from those in which Old GM operated. We utilize and Old GM utilized a rolling three years of actual and current year anticipated results as the primary measure of cumulative losses in recent years.

Max A. Webb, Esq.

May 26, 2010

However, because a substantial portion of those cumulative losses relate to various non-recurring matters, those three-year cumulative results are adjusted for the effect of these items. In addition the near- and medium-term financial outlook is considered when assessing the need for a valuation allowance.

If, in the future, we generate taxable income in jurisdictions where we have recorded full valuation allowances, on a sustained basis, our conclusion regarding the need for full valuation allowances in these tax jurisdictions could change, resulting in the reversal of some or all of the valuation allowances. If our operations generate taxable income prior to reaching profitability on a sustained basis, we would reverse a portion of the valuation allowance related to the corresponding realized tax benefit for that period, without changing our conclusions on the need for a full valuation allowance against the remaining net deferred tax assets.

The valuation of deferred tax assets requires judgment and accounting for deferred tax consequences of events that have been recorded in the financial statements or in the tax returns and our future profitability represents our best estimate of those future events. Changes in our current estimates, due to unanticipated events or otherwise, could have a material effect on our financial condition and results of operations. In 2008 because Old GM concluded there was substantial doubt related to its ability to continue as a going concern, it was determined that it was more likely than not that it would not realize its net deferred tax assets in most jurisdictions even though certain of these entities were not in three-year adjusted cumulative loss positions. In July 2009 with U.S. parent company liquidity concerns resolved in connection with the Chapter 11 Proceedings and the 363 Sale, to the extent there was no other significant negative evidence, we concluded that it is more likely than not that we would realize the deferred tax assets in jurisdictions not in three-year adjusted cumulative loss positions.

Goodwill

The Company plans to include, as appropriate, the following disclosures in future periodic filings, beginning with the first filing in which the detailed goodwill disclosures outlined below would otherwise be included (which is expected to be the filing of our financial statements as of and for the year ended December 31, 2010, unless a significant adjustment to recorded goodwill occurs in an earlier period):

Note 12, footnote (a)

We recorded Goodwill of $30.5 billion upon application of fresh-start reporting. If all identifiable assets and liabilities had been recorded at fair value upon application of fresh-start reporting, no goodwill would have resulted. However, when applying fresh-start reporting, certain accounts, primarily employee benefit plan and income tax related, were recorded at amounts determined under specific U.S. GAAP rather than fair value and the difference between the U.S. GAAP and fair value amounts gives rise to goodwill, which is a residual. Further, we recorded valuation allowances against certain of our deferred tax assets, which under ASC 852 also resulted in Goodwill. These valuation allowances were due in part to Old GM’s history of recurring operating losses, and our projections at the 363 Sale date of continued near-term operating losses in certain jurisdictions. While the 363 Sale constituted a significant restructuring that eliminated many operating and financing costs, Old GM had undertaken significant restructurings in the past that failed to return certain jurisdictions to profitability. At the 363 Sale date, we concluded that there was significant uncertainty as to whether the recent restructuring actions would return these jurisdictions to sustained profitability, thereby necessitating the establishment of a valuation allowance against certain deferred tax assets. In summary, our employee benefit related accounts were recorded in accordance with ASC 712 and ASC 715 and deferred income taxes were recorded in accordance with ASC 740. ~~There was no goodwill on an economic basis based on the fair value of our equity, liabilities and identifiable assets.~~ None of the goodwill from this transaction is deductible for tax purposes.

Max A. Webb, Esq.

May 26, 2010

Critical Accounting Policies

Section Titled “Impairment of Goodwill,” last sentence of the second paragraph

~~There was no goodwill on an economic basis based on the fair value of our equity, liabilities, and identifiable assets.~~

Directors of the Registrant, page 290

Comment:

7.	In future filings, please revise the director biographies to provide the information called for by amended Item 401(e)(1) of Regulation S-K, including a brief discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director.

Response:

In future filings in which Item 401(e)(1) of Regulation S-K disclosure is required the Company will revise the director biographies to provide the information called for by the amended item, including a brief discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director. (See page 3 of the Company’s Amendment No. 1 to Form 10 for a biography of Cynthia Telles, who was appointed to the Board in April 2010, which contains such information).

Form 8-K

Comment:

8.	We note that it appears you meet the definition of penny stock issuer. As such, please remove references to the Private Securities Litigation Reform Act in future filings.

Response:

The Company has been authorized to respond on behalf of Motors Liquidation Corporation as follows:

Motors Liquidation Corporation acknowledges the Staff’s comment and will remove references to the Private Securities Litigation Reform Act in future filings.

* * *

A letter from Nick Cyprus, Vice President, Chief Accounting Officer and Controller with the following representations is sent as an EDGAR correspondence under a separate cover.

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

Max A. Webb, Esq.

May 26, 2010

•	Staff comments, or changes to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your assistance in its compliance with applicable disclosure requirements and in enhancing the overall disclosures in its filings. Should you have any questions or comments regarding the responses in this letter, please feel free to contact me at (740) 633-9500.

Very truly yours,

/s/ William L. Tolbert, Jr.

William L. Tolbert, Jr.